UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, $ .001 par value

(Title of Class of Securities)

63888P406

(CUSIP Number)

Chris Tahjiun Sharng
c/o Natural Health Trends Corp. 609 Deep Valley Drive, Suite 395 Rolling Hills Estates, California 90274
310-541-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 63888P406

1	NAME OF REPORTING PERSON. Chris Tahjiun Sharng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 884,270*
	8	SHARED VOTING POWER 2,375*
	9	SOLE DISPOSITIVE POWER 884,270*
	10	SHARED DISPOSITIVE POWER 2,375*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 886,645*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.45%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes 412,622 shares of restricted stock subject to vesting. Mr. Sharng shares voting and investment power over 2,375 shares with his wife.

**
The percentage is calculated based upon 10,785,966 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2019, plus an additional 1,117,485 shares issued on August 9, 2019, as reported on the Issuer’s Form 8-K, as filed on with the SEC on August 13, 2019.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.001 par value per share (“Common Stock”), of Natural Health Trends Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is Units 1205-07, 12F, Mira Place Tower A, 132 Nathan Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2. Identity and Background

This Schedule 13D is filed by Chris Tahjiun Sharng (the “Reporting Person”).

The Reporting Person currently serves as President and as a member of the Board of Directors of the Issuer. The address of the principal office of the Reporting Person is c/o Natural Health Trends Corp. 609 Deep Valley Drive, Suite 395, Rolling Hills Estates, California 90274.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Second Amendment (the “Second Amendment”) to the Natural Health Trends Corp. 2014 Long-Term Incentive Plan (Restated as of January 1, 2016) (the “Plan”) adopted by the Compensation Committee of the Board of Directors of the Issuer on August 9, 2019, the Issuer awarded 408,071 shares of restricted common stock to the Reporting Person under the Plan. The shares of restricted stock were awarded in lieu of aggregate unpaid cash benefits earned by the Reporting Person under the Plan of $2.9 million for performance periods ending on or prior to December 31, 2018. The restricted stock awards were issued under the Natural Health Trends Corp. 2016 Equity Incentive Plan (the “Equity Plan”) pursuant to the authorized form of restricted stock award agreement, which provides for vesting in quarterly increments over three years following the date of grant, subject to the participant’s continued employment with the Company. The price per share of the Common Stock awarded to the Reported Person in connection with the Second Amendment was $7.08.

Prior to the awards issued in connection with the Second Amendment, the Reporting Person acquired shares of the Company Common stock through (1) equity compensation granted to the Reporting Person in connection with his services to the Company and (2) purchases of Company Common Stock using personal funds.

Item 4. Purpose of Transaction

The Common Stock acquired by the Reporting Person will be held for investment purposes.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Issuer’s Common Stock, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to his investment in the Issuer as the Reporting Person deems appropriate at the time, including changing his intentions with respect to matters required to be disclosed in this Schedule 13D. The Reporting Person may (i) acquire or dispose of Common Stock or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of Securities; (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
The information set forth on rows 11 and 13 of the cover page of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 10,785,966 outstanding shares of Common Stock, as reported on the Issuer’s Form 10-Q, as filed with the SEC on August 7, 2019, plus an additional 1,117,485 shares issued on August 9, 2019, as reported on the Issuer’s Form 8-K, as filed on with the SEC on August 13, 2019.

(b)	The information set forth in rows 7 through 10 of the cover page to this Schedule 13D is incorporated by reference.

(c)	The information set forth in Item 3 of this Schedule 13D is incorporated by reference.

(d)
No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to Items 3, 4 and 5 herein and are hereby incorporated by reference.

On April 23, 2007 the Issuer and the Reporting Person entered into an Employment Agreement that provides for a base annual salary and also entitles the Reporting Person to participate in the Issuer’s incentive plans (including the Equity Plan) and other standard U.S. employee benefit programs.

The Reporting Person participates in the Issuer’s incentive plans, including its Annual Incentive Plan, the Plan, and the Equity Plan. The form of award agreement applicable to awards received by the Reporting Person in connection with the Issuer’s Equity Plan was previously filed with the SEC. The terms of such agreements are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
10.1	Natural Health Trends Corp. 2016 Equity Incentive Plan (incorporated by reference to Appendix C to Definitive Proxy Statement filed on March 4, 2016).
10.2	Form of Restricted Stock Award Agreement under the 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Annual Report on Form 10-K filed March 4, 2016).
10.3
Second Amendment to the Natural Health Trends Corp. 2014 Long-Term Incentive Plan (Restated as of January 1, 2016), dated August 9, 2019 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 13, 2019).

10.4
Employment Agreement (including form of Non-Competition and Proprietary Rights Assignment Agreement) for Chris T. Sharng, dated April 23, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on April 26, 2007).

10.5
Form of Restricted Stock Notice of Grant and Award Agreement for shares of restricted stock granted on January 20, 2015 to Chris T. Sharng (incorporated by reference to Exhibit 10.9 to Annual Report on Form 10-K filed on March 6, 2015).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2019

/s/ Chris Tahjiun Sharng
Chris Tahjiun Sharng